December 13, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Washington, D.C. 20549

Re:	DynaResource, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed April 16, 2024 File No. 000-30371

To Whom It May Concern:

DynaResource, Inc. (“DynaResource”) is submitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 14, 2024 with respect to the above-referenced Form 10-K (the “Form”).

DynaResource’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form. For ease of reference, we have set forth the Staff’s comments and our responses below:

Form 10-K for the Fiscal Year Ended December 31, 2023

Staff comments 1-4:

Item 2. Properties, page 7

1. We note your disclosure of mineral resources however we are unable to locate the technical report summary that has been filed in support of the mineral resource. Item 1302(b)(1) of Regulation S-K requires a registrant to obtain a dated and signed technical report summary from the qualified person that identifies and summarizes the information reviewed and conclusions reached by the qualified person about a registrant's mineral resources.

Item 1302(b)(2) of Regulation S-K requires a registrant to file the technical report summary as an exhibit to the relevant registration statement or other Commission filing when disclosing for the first time mineral reserves or mineral resources or when there is a material change in the mineral reserves or mineral resources. Please confirm that your technical report summary has been filed and tell us the location of the report.

2. Item 1302(d)(4) of Regulation S-K requires your mineral resources that are disclosed correspond to your fiscal year end. The instruction also requires you to include certain assumptions with your mineral resource disclosure including the commodity price, the cut-off grade, the metallurgical recovery factor, and the point of reference, for example in-situ, mill feed, saleable product, etc. Please revise your mineral resource disclosure to comply with these requirements.

3. Item 1302(e) of Regulation S-K requires a comparison of the mineral resources at the end of the last fiscal year with the mineral resources as of the end of the preceding fiscal year, and an explanation of any material change between the two. Please revise to include this information in your filing.

4. We note that you have included a NI 43-101 underground resource estimate from 2011 in your filing. All mineral resource disclosure should be current as required by Item 1304(f)(2) of Regulation S-K. Mineral resources should also comply with the definitions established under Item 1300 of Regulation S-K and be prepared in accordance with Item 1302(d) of Regulation S-K. Please revise to remove the NI 43-101 resource.

DynaResource Response to Staff comments 1-4:

DynaResource acknowledges and recognizes the importance of the matters raised by Staff’s comments 1-4. The disclosures in question were based upon prior management’s understanding that the referenced 2011 NI 43-101 report together with additional more recent technical information received from the qualified person identified in the Form provided an appropriate and reliable basis for supporting the disclosures made at that time, and an updated technical report summary was not filed.

Notwithstanding the above, current management acknowledges that changes in the regulatory framework (including Regulation S-K Subpart 1300) have created a need for more robust disclosures, including technical report summaries and compliance with updated standards. While the oversight described above was not intentional, DynaResource is committed to aligning its disclosures with the current regulatory requirements.

Based on the foregoing, and in response to Staff’s comments 1-4, DynaResource proposes to file an amendment to the Form to remove all technical and other disclosures related to mineral resources and the 2011 NI 43-101 report. Attachment I hereto sets forth the updated language that we propose be included in the amendment to reflect such removed disclosure language.

Note 1 - Nature of Activities and Significant Accounting Policies Basis of Presentation, page 8

5.
You disclose that your financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying value in the normal course of business for the foreseeable future. Considering your negative working capital as of December 31, 2023 and the significant net losses and cash used in operating activities for the years ended December 31, 2023 and 2022, please tell us how you concluded that substantial doubt about your ability to continue as a going concern did not exist. Please address your consideration of FASB ASC paragraphs 205-40-50-1 through 5 in your response.

DynaResource Response:

In accordance with FASB ASC 205-40-50-1 through 50-5, management evaluated whether conditions or events existed that raised substantial doubt about the company’s ability to continue as a going concern for a period of one year from the issuance of the financial statements.

a. Conditions and Events Identified

As of December 31, 2023, management acknowledges that the Company faced operational and financial challenges, such as negative working capital, significant net losses and negative cash flows from operating activities, and that this may cause concern about its ability to meet financial obligations. It must be noted that all capital expenditures are expensed as the Company is an exploration stage issuer under subpart 1300 of Regulation S-K. As such, certain non-recurring costs in 2023 such as exploration drilling of $2.5 million and mine expansion costs of $2.6 million are not reflected as capitalized assets on the Company’s balance sheet but instead expensed in the income statement, thus resulting in higher net losses overall. There are also other non-recurring items such as the litigation success fees that are not expected to be incurred in the future. Finally, after implementing mitigating actions and carefully evaluating the company’s financial condition, management believes that the Liquidity and Capital Resources disclosures in the Form are appropriate and accurately reflect the Company’s ability to address these challenges and continue operations within the foreseeable future.

b. Management’s Evaluation

In accordance with ASC 205-40-55-3, management identified key mitigating plans to address these uncertainties, including:

-
Plans to reduce or delay expenditures: Expenditures related to capital improvements in 2023 were incurred to increase the mined material on a daily basis by providing tonnage from one additional mine (La Mochomera), increase the capacity to run a lower grade ore while remaining profitable and increase the recovery percentage from the mill by the addition of a concentrator ahead of the tailings pond and a concentrator and cone crusher at the front of the mill. Also, exploration drilling and study costs incurred in 2023 were expected to be non-recurring, with the possibility of postponing.

-
Plans to increase ownership equity: Management considered plans to raise additional share capital from existing major shareholders with terms acceptable to the Company.

-
New Site Management: The Company also hired new experienced mining and milling personnel who are more familiar with operations of this scale. Outputs throughout February and March of 2024 had already been increasing as additional efficiencies and modifications to processes were implemented.

These plans were evaluated based on their feasibility and effectiveness, considering the company’s resources and operational capabilities.

c. Results Supporting Reasonableness

Primary assumptions prevailing at the time of the 2023 going concern assessment (April 15, 2024):

-
As at December 31, 2023 the Company had negative working capital of $10.3 million. To overcome this deficit management projected an achievable production forecast based on the planned increased capacity, after completion of capital improvements, at an average of 25,000 gold ounces in 2024, and average realized price of $2,162 per gold ounce sold. Management also assumed operating costs in line with those incurred in the preceding fiscal year end. This resulted in projected 2024 net operating income of $13.5 million with which the Company could meet its current financial obligations.

-
As at December 31, 2023 the Francisco Arturo mining concession tax accrual amounts to $2.2 million and the Mercuria arbitration accrual amounts to $1 million, both of which are obligations recognized as current liabilities that are not expected by management to be paid out in cash yet continue to be carried in the Company’s balance sheet to apply the conservatism principle, until these obligations are fully discharged through successful legal resolution. Also, derivative liabilities of $1.8 million are classified as current liabilities but they are not cash based, bringing the total items that could be excluded from current liabilities to $5.0 million, therefore reducing the working capital deficit.

Furthermore, year-to-date 2024 results demonstrate that the company’s plans were reasonable and effective. Key highlights include:

-
Management Transition: Since June 2024, the Company underwent a leadership transition, introducing a new management team focused on operational excellence and financial discipline. This included hiring experienced professionals to oversee the mining operations in Mexico, resulting in improved efficiency, cost control and production stability. Total operating costs on a cost per tonne milled basis have consistently decreased from Q4-2023 to Q3-2024.

-
Production Growth: September year-to-date 2024 Ore Milled of 190,006 tonnes, exceeding September year-to-date 2023 Ore Milled of 153,367 tonnes by 24%. Mill throughput on a tonne per day (“tpd”) basis also increased from 515 tpd in Q4-2023 to 674 tpd in Q3-2024, reaching an average of over 800 tpd in October 2024. As a result, production for the year-to-date November 30, 2024 is already 23,710 gold ounces, and the Company is on track to achieve production of 25,000 gold ounces.

-
Liquidity Improvements: Achieved a moderate positive operating cash flow in October 2024. This is an improvement over negative operating cash flow of $3.4 million over the period January to March 2024, approximating the date of issuance of the 2023 financial statements.

-
Successful Execution of Plans:

o
June 2024: The Company and Ocean Partners formalized the extension of their commercial offtake agreement through December 31, 2028, and secured a Temporary Additional Credit Line (“TACL”) of $4 million, payable November 30, 2024, where Ocean Partners agreed to increase the existing Revolving Credit Line (“RCL”) from $10 million to $12.5 million after November 30, 2024 following the repayment of the TACL and RCL.

o
June 2024: Issued additional shares of preferred stock to the Company’s major shareholder Golden Post Rail LLC (“Golden Post”) in exchange for $2.5 million.

o
October 2024: Completed a non-brokered private placement of common shares in exchange for $6 million with existing shareholders, including Ocean Partners and Golden Post.

o
November 2024: Successfully completed rollover of $12.5 million RCL before November 30, 2024

The achievements above noted reflect the Company’s commitment to operational performance, maintaining liquidity and optimizing its capital structure as it continues to execute its operational plans in Mexico.

d. Conclusion

The Company’s performance, particularly since the second half of 2024, has aligned with our mitigating plans to address any liquidity challenges. Year-to-date revenues aided by high gold prices and operating cash flows as of October 31, 2024 have exceeded projections, key financial obligations have been met, completed sale of shares in both June and October 2024, and we have recently refinanced our short-term debt before the November 30, 2024 due date, which has improved liquidity. These results validate and support the reasonableness of our December 2023 assessment and mitigate previously identified uncertainties. While ongoing monitoring is required, the current evidence supports the Company’s ability to continue as a going concern. The Company remains committed to ongoing improvements in operations and financial management to ensure long-term sustainability.

Consolidated Balance Sheets, page 33

6.
Please revise your consolidated balance sheet to parenthetically disclose the requirements of Rule 5-02.27(b) of Regulation S-X and include the disclosure requirements of Rule 5-02.27(c) under this heading, as applicable.

DynaResource Response:

Rule 5-02.27(b) and 5-02.27(c) of Regulation S-X are part of the SEC’s requirements for financial statement preparation; the rules address the treatment and disclosure of redeemable equity securities, which are often classified outside of permanent equity under certain conditions. This topic is covered in the Company’s response to Staff comment 8, see below, where this is addressed under the scope of ASC 480, which is more comprehensive, including guidance on instruments with obligations that are contingent or based on user discretion. In summary, Rule 5-02.27 and ASC 480 often address similar instruments, but Regulation S-X focuses on SEC presentation requirements, whereas ASC 480 provides the GAAP framework for accounting classification and measurement.

We believe our disclosures of redeemable equity securities as temporary equity in the 2023 10-K are appropriate and do not require revision.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 35

7.
We note you have incurred $8.3 million and 5.7 million of mine exploration costs in the years ended December 31, 2023 and December 31, 2022 respectively. We also note you describe these expenses at page 25 as "costs of extracting waste material to reach the materials to be extracted for processing." As these costs appear to be related to stripping activity rather than exploration activities, please explain why these costs are presented in a separate line item labelled as mine exploration costs and not included in your production costs.

DynaResource Response:

The costs are presented in a separate line item in order to give the reader more detailed information about the ratio of ore mined to ore processed through the mill. The Company could combine them but keeping them separate gives the reader more detailed information.

We acknowledge that the description of “mine exploration costs” may have led to confusion as it relates to activities more accurately categorized as stripping activity. We propose the following to address the Staff’s comment:

Classification of Costs: The referenced costs primarily represent stripping activity related to removing waste material to access ore deposits for processing. These costs are production-related and do not meet the definition of exploration activities under US GAAP, as they are not incurred to discover new mineral resources.

Current Presentation: These costs were classified under the “mine exploration costs” line item to distinguish them from exploration drilling and study costs, which are separately disclosed and distinctly described to avoid confusion. We recognize that using the term “mine exploration costs” could inadvertently mischaracterize these activities.

Proposed Changes: In future filings, we propose to revise our presentation and terminology to reflect these costs more appropriately as part of mine production costs. Specifically, we propose to:

-
Reclassify stripping activity costs to “mine production costs” in the relevant financial statement line item.
-
Clarify in the notes to the financial statements that stripping activity costs are included within mine production costs, separate from exploration drilling and study costs.

Disclosure Enhancement: To further improve transparency and ensure alignment with the Staff’s expectations, we propose to also provide an enhanced description of the nature of stripping activity costs and their accounting treatment in the relevant sections of our financial statements.

We believe the proposed actions appropriately address the Staff’s concerns and provide clearer and more accurate reporting of our activities and associated costs.

Note 12 - Stockholders' Equity, page 49

8.
You disclose at note 12 your Series C Senior Convertible Preferred Stock is redeemable on demand. Please tell us how you determined that Series C and D preferred shares should be classified as temporary equity rather than as liabilities and your consideration of ASC Subtopic 480-10-25, specifically the conditions in paragraph 25-4. Additionally tell us how you are accounting for the carrying amount of Series C and D preferred shares and your consideration of the requirements in Question 1 of ASC 480-10-S99-2.

DynaResource Response:

Determination of Temporary Equity

ASC 480-10-25-4

A mandatorily redeemable financial instrument shall be classified as a liability unless redemption is required to occur only upon the liquidation or termination of the reporting entity.

Mandatorily redeemable preferred stock for cash generally meets the liability definition under ASC 480 unless the obligation is conditional or contingent. However, preferred stock convertible into common stock at the stockholders’ option does not meet the definition of liability because it lacks a direct obligation to transfer cash or assets and is settled through issuance of equity. Under SEC guidance ASC 480-10-S99-3A, mandatorily redeemable instruments that are redeemable upon the occurrence of conditions that are not solely within the issuer’s control may qualify for classification as temporary equity rather than a liability.

Temporary equity classification under SEC guidance allows for instruments with conditional redemption features (i.e. redemption triggered by shareholder action) to be presented outside of permanent equity but also not as liabilities. This classification ensures consistency with the economic substance of the transaction.

In summary, the preferred stock does not meet the definition of a liability under ASC 480-10-25-4 because:

1.
There is no unconditional obligation to transfer assets (i.e. cash).
2.
The optional conversion feature into equity at the holder’s discretion avoids creating a liability.
3.
Temporary equity classification is appropriate due to the conditional nature of redemption or conversion provisions.

With respect to the Series C preferred stock, the Company’s position has been that under ASC 480-10-20 the instrument did not have a specified or determinable redemption date, and as a result was not a mandatorily redeemable instrument under ASC 480, and therefore Temporary Equity classification was appropriate. The redemption date is at the holders’ discretion and was not defined with any specificity within the terms of the instrument. As there have been no events to date (i.e. notification of redemption from the holders) that made a date of redemption certain to occur, classification as temporary remains appropriate.

The Series D preferred shares are not yet redeemable. Following the same guidelines above, these preferred shares are also classified as temporary equity in the Company’s consolidated balance sheet as of December 31, 2023.

Accounting for the carrying amount in consideration of Question 1 of ASC 480-10-S99-2

As it is concluded that the instruments are not within the scope of ASC 480, then the guidance in ASC

480-10-S99-2 would not apply. When an instrument is not scoped under ASC 480, other accounting guidance must be considered to determine classification and measurement:

No Redemption Value Accretion Required: The carrying value of the preferred stock would not need to be adjusted to its redemption value (i.e. through accretion over time). Also, the cumulative dividends are disclosed in note 12 of the financial statements.

Item 9A. Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 60

9.
Please provide disclosure of any changes in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting to comply with Item 308(c) of Regulation S-K.

DynaResource Response:

We acknowledge that the Form did not explicitly state whether there were any material changes in internal controls over financial reporting (ICFR) during the fourth quarter of 2023. We confirm that there were no changes in our internal controls over financial reporting during the fiscal quarter ended December 31, 2023, that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

To ensure compliance with Item 308(c) of Regulation S-K in future filings, going forward we propose to explicitly include a statement addressing any material changes in our ICFR, or confirm their absence, as applicable.

***

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions related to the foregoing, please contact Alonso Sotomayor at +1 (647) 285-1259.

Sincerely,

/s/ Alonso Sotomayor, CPA, CA

Chief Financial Officer

Attachment I to DynaResource, Inc. Response to SEC Comment Letter dated November 14, 2024

[see attached]

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains numerous forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) relating to our mining business, including resource estimates, exploration efforts, results and expenditures, development initiatives at the San Jose de Gracia Project, estimated production and capacity, costs, capital expenditures, expenses, recoveries, gold prices, sufficiency of assets, ability to discharge liabilities, liquidity management, financing needs, environmental compliance expenditures, environmental, social and governance (“ESG”) and human capital management initiatives, risk management strategies, including capital resources and use, cash flow maximization, mine life and other strategic initiatives. Such forward-looking statements are identified by the use of words such as “believes,” “intends,” “expects,” “hopes,” “may,” “should,” “plan,” “projected,” “contemplates,” “anticipates” or similar words and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking information in this report includes, but is not limited to, statements regarding the beliefs, plans, expectations or intentions of management, as of the date of this presentation, regarding: (i) DynaResource, Inc.’s (the “Company”) ability to develop its exploration assets via operational cash flow from gold concentrate production; and (ii) the Company’s plans and expectations regarding its proposed 2024 exploration program for its San Jose de Gracia Project. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that these expectations and assumptions will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, risks related to: (1) fluctuations in commodity pricing, specifically gold and silver; (2) the Company’s ability to retain or engage qualified employees or contractors necessary to conduct mill operations at its San Jose de Gracia Facility; (3) a decreased demand for gold, silver and other minerals; (4) unexpected difficulties with the milling and the extraction of minerals from the Company’s projects; (5) unexpected interruptions and problems encountered in the operation of the San Jose de Gracia Facility; (6) factors that delay or cause difficulties in timing of shipments of concentrates by the Company; (7) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges; (8) the possibility that the Company may not have sufficient capital to operate its San Jose de Gracia Facility or facilitate the further exploration of San Jose de Gracia; (9) inflationary pressures; (10) continued access to financing sources; (11) government orders that may require temporary suspension of operations or effects on our suppliers (12) the effects of environmental and other governmental regulations and government shut-downs; (13) the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries; and (14) our ability to raise additional financing necessary to conduct our business, make payments or refinance our debt and (15) other factors beyond the Company’s control.

There is a significant risk that such forward-looking statements will not prove to be accurate. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Given the current state of the global financial markets, global commodity markets, especially the recent volatility in gold and silver prices and current economic conditions, any forward-looking statements or projections may be impacted significantly. Consequently, there is no representation by the Company that actual results achieved will be the same as those forecast. You are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 2. PROPERTIES

Corporate Headquarters

The Company leases office space for its corporate headquarters in Las Colinas, Irving, Texas. In February 2023, the Company entered into a 52-month extension of the original lease from September 2017 and added additional office space. As part of the agreement the new lease term commenced and the Company received four months free rent upon completion of the finish out of the expansion space. The expansion was complete and the Company occupied the office space effective August 1, 2023. The Company makes tiered lease payments on the first of each month.

Administrative and Logistics Offices

DynaMexico maintains administrative and logistics offices in Guamuchil and Matazalan, Mexico, both of which are under month-to-month payment terms.

Mining Project Location

The San Jose de Gracia mining project (“SJG Project”) is located on map sheet G13-A81 in the Culiacan mining district of Sinaloa State, Mexico, at Latitude 26 ̊ , 9’ N, Longitude 107 ̊, 53’ W, approximately 120 kilometers east northeast of the coastal city of Los Mochis. The property on which the SJG Project resides, straddles the border separating the Mexican States of Sinaloa and Chihuahua. The SJG Project is located in the south-western portion of the property, and is located entirely within the State of Sinaloa, as shown in the maps below.

N
Pacific Ocean
México
SINALOA
DURANGO
TEXAS
200 Kilometros
SONORA
CHIHUAHUA
SINALOA
DURANGO
San José de Gracia
Navojoa
Alamos
Huatabampo
El Fuerte
Morelos
Guachochi
Balleza
Hidalgo del Parral
Santa Bárbara
Los Mochis
Topolobampo
Guasave
Guamúchil
Sea of Cortez
Santiago Papasquiaro
Navolato
Culiacán Rosales
Culuacan, Sin. (Capital of the State)
Main High ways
Eldorado
San Dimas
Durango
La Cruz
El Salto
Mazatlán
Escuinapa de Hidalgo
San José del Cabo
Cabo San Lucas
100 kilometros

DynaMexico owns the San Jose de Gracia mineral concessions, which are comprised of 33 distinct concessions covering an aggregate of approximately 9,920 hectares. The concessions are held 100% by DynaMexico and there are no royalty or other interests.

The property on which the SJG Project resides is located in and around the village of San Jose de Gracia, approximately 100 km northeast of Guamuchil, on the west side of Mexico. The village of San Jose de Gracia has a small airstrip and can be accessed by a small airplane, or alternatively, by a dirt mountain road. There are roads providing access to the property on which the SJG Project resides which are accessible throughout the year, with the possible exception of June and July when the rainy season sometimes causes flooding and runoff to make the roads too muddy to navigate.

Local Resources and Infrastructure

Accommodations

The Village of San Jose de Gracia maintains a few stores which offer essential goods and services. The camp site area, which is closer to the mining activities, maintains facilities of twelve rooms with additional lodging available in the village which can accommodate a total of about 225 persons.

Power

A power line to the San José de Gracia Project has been installed by the Comisión Federal de Electricidad, the only authorized power producer in Mexico. The power line was installed in March 2012 from the La Estancia area of the municipality of Sinaloa de Leyva, a distance of approximately 75 kilometers.

The power line is currently 220 volts maximum capacity, which supports domestic use only, including the office and camp facilities at SJG, such as water pump, air conditioning, refrigeration, lights, internet, and fans, as well as local residential use. The SJG Project produces its own diesel-generated power as a backup to the power grid.

Offices – Camp Facilities

The SJG Project sources many of its supplies from nearby towns, Guamuchil, Los Mochis and Culiacan. There is a satellite dish installed at the SJG Project providing communications from the SJG Project. At the SJG Project, DynaMexico maintains a camp staff, including geologists, field helpers, consultants, security, cooks and cleaners. Most of these employees come from the local community.

Mining Concessions

The San José de Gracia Property consists of the following 33 contiguous mining concessions which covers an area of approximately 9,920 hectares (24,513 acres):

Current Mining Concessions - San José de Gracia

Claim Name	Claim Number	Staking date	Expiry	Hectares
AMPL. SAN NICOLAS	183815	22/11/1988	21/11/2038	17.4234
AMPL. SANTA ROSA	163592	30/10/1978	29/10/2028	25.0000
BUENA VISTA	211087	31/03/2000	30/03/2050	17.9829
EL CASTILLO	214519	02/10/2001	01/10/2051	100.0000
EL REAL	212571	07/11/2000	07/11/2052	2038.0000
EL REAL 2	216301	30/04/2002	29/04/2052	280.1555
FINISTERRE FRACC. A	219001	28/01/2003	27/01/2053	18.7856
FINISTERRE FRACC. B	219002	28/01/2003	27/01/2053	174.2004
GUADALUPE	189470	05/12/1990	04/12/2040	7.0000
LA GRACIA I	215958	02/04/2002	01/04/2052	300.0000
LA GRACIA II	215959	02/04/2002	01/04/2052	230.0000
LA LIBERTAD	172433	15/12/1983	14/12/2033	97.0000
LA NUEVA AURORA	215119	08/02/2002	07/02/2052	89.3021
LA NUEVA ESPERANZA	226289	06/12/2005	05/12/2055	40.0000
LA UNION	176214	26/08/1985	25/08/2035	4.1098
LOS TRES AMIGOS	172216	27/10/1983	26/10/2033	23.0000
MINA GRANDE	163578	10/10/1978	09/10/2028	6.6588
NUEVO ROSARIO	184999	13/12/1989	12/12/2039	32.8781
PIEDRAS DE LUMBRE 2	215556	05/03/2002	04/03/2052	34.8493
PIEDRAS DE LUMBRE 3	218992	28/01/2003	27/01/2053	4.3098
PIEDRAS DE LUMBRE No.4	212349	29/09/2000	28/09/2050	0.2034
PIEDRAS DE LUMBRE UNO	215555	05/03/2002	04/03/2052	40.2754
SAN ANDRES	212143	31/08/2000	30/08/2050	385.0990
SAN JOSÉ	208537	24/11/1998	23/11/2048	27.0000
SAN MIGUEL	183504	26/10/1988	25/10/2038	7.0000
SAN NICOLAS	163913	14/12/1978	13/12/2028	55.5490
SAN SEBASTIAN	184473	08/11/1989	07/11/2039	40.0000
SANTA MARIA	218769	17/01/2003	16/01/2053	4.2030
SANTA ROSA	170557	13/05/1982	12/05/2032	31.4887
SANTO TOMAS	187348	13/08/1986	12/08/2036	312.0000
TRES AMIGOS 2	212142	31/08/2000	30/08/2050	54.4672
FINISTERRE 4	231166	18/01/2008	17/01/2058	2,142.1302
FRANCISCO ARTURO	230494	06/09/2007	27/03/2057	3,279.5600
TOTAL				9,920.0000

Title to 32 of the 33 mining concessions is registered in the sole name of DynaMexico. The one exception is the San Miguel concession. For the San Miguel concession, DynaMexico has entered into transfer agreements with the registered owners of 50% of the concession title, and DynaMexico has also entered into promise to sell and purchase agreements with registered owners of the balance of the concession title. Under Mexican law, such agreements require the consent or relinquishment of first rights of refusal from the registered owners of 100% of the concession title, in order to have legal effect and be eligible for registration before the Mines Recorders’ Office.

Under amendments to the Mining Act of Mexico that came into effect in December 2006, the classifications of Mining Exploration Concessions and Mining Exploitation Concessions were replaced by a single classification of Mining Concessions valid for a renewable term of 50 years, commencing from the initial issuance date. To be converted into Mining Concessions at the time these amendments came into effect, former mining exploration and mining exploitation concessions had to be in good standing at the time of conversion.

All of the SJG concessions were in good standing and consequently were converted to 50-year Mining Concessions in December 2006, at the time the amendments to the Mining Act came into effect. To renew the 50-year term, Mining

Concessions must be in good standing at the time an application for renewal is filed, and an application for renewal must be filed within 5 years prior to expiration of the term.

To maintain Mining Concessions in good standing, the registered owner must (a) pay bi-annual mining duties in advance, by January 31 and July 31 each year, (b) file assessment work reports by May 30 each year, for the preceding year (some exceptions apply), and (c) by January 31 each year, file statistical reports on exploration / exploitation work conducted for the preceding year. The Company believes it is in good standing regarding all above noted obligations.

Notice of Commencement of Production Activities and Annual Production Reports must be filed annually by January 31 each year for those concessions where mineral ore extraction is taking place. As a general provision, registered owners of Mining Concessions must follow environmental and labor laws and regulations in order to maintain their Mining Concessions in good standing.

The following claim location map shows the location of each of the concessions and the legend presents various areas of mining and drilling.

Surface Rights

In addition to the surface rights held by DynaMéxico pursuant to the Mining Act of México and its Regulations (Ley Minera y su Reglamento), the Company maintains access and surface rights for the SJG Project pursuant to a 20-year Land Lease Agreement. This lease agreement with the Santa Maria Ejido Community (the owners of the surface rights) is dated January 6, 2014 and continues through 2033. The lease agreement covers an area of 4,399 hectares surrounding the main mineral resource areas of SJG and provides for annual lease payments of $1,359,443 Pesos (adjusted for inflation). The 2023 payment was $4,414,124 pesos (approx. $249,000 USD).

The lease agreement provides the Company with surface access to the core resource areas of SJG (4,399 hectares), and allows for all permitted mining, pilot production and exploration activities.

Water Concession

The Company has secured the Water Rights Concession for the area surrounding SJG. The Director of Water Administration of the National Water Commission of México (CONAGUA) formally certified in writing the rights of DynaMéxico to legally “use”, exploit and extract 1,000,000 cubic meters of water per year from the DynaMéxico extraction infrastructure located within the perimeter of the mining concessions. CONAGUA determined that the DynaMéxico water rights are not subject to any water rights concession or any other water extraction restriction. Water extracted by DynaMéxico will be subject to applicable levies imposed by the Mexican tax authorities in accordance with current Mexican tax laws. The water concession provides sufficient water for current operations, and for the anticipated future needs of the project. The Company recycles water from the tailings pond back through the test milling circuit, then back to the tailings pond.

Royalties, Encumbrances and Environmental Liabilities

The SJG Property is not subject to any royalties, encumbrances or environmental liabilities.

Required Permits for Exploration, Drilling and Mining

In respect of permit requirements for mineral exploration and mining in Mexico, the most relevant applicable laws, regulations and official technical norms are the Federal Mining Act (plus its regulations), the Federal Environmental Protection and Ecological Equilibrium Act (plus its regulations), the Federal Sustainable Forestry Development Act (plus its regulations), the Federal Explosives and Firearms Act, the National Waters Act and the Mexican Official Norm 120.

To carry out mineral exploration activities, holders of mining concessions in Mexico are required to file at the offices of the Federal Secretariat of the Environment and Natural Resources (“SEMARNAT”) a “Notice of Commencement of Exploration Activities” or “Preventive Exploration Notice” in accordance with the guidelines of the Mexican Official Norm 120 (“NOM- 120”).

If contemplated mineral exploration activities fall outside of the guidelines of the NOM-120 (e.g. exploration activities on rain forest areas), a “Change of Soil Use Permit Application” (“CSUP”) is required to be filed at SEMARNAT under the guidelines of the Federal Sustainable Forestry Development Act and its Regulations. To meet the requirements for issuance of a change of soil use permit, the applicant must file (together with the CSUP) a Technical Study (“Technical Justification Study”) to justify the change of soil use from forestry to mining, in order to demonstrate that biodiversity will not be compromised and that there will be no soil erosion or water quality deterioration on completion of the mineral exploration activities.

To carry out mining activities in Mexico, holders of mining concessions are required to file an “Environmental Impact Assessment Study” under the guidelines of the Federal Environmental Protection and Ecological Equilibrium Act and its Regulations, in order to evaluate the environmental impact of the contemplated mining activities.

If the use of explosives materials is required for execution of mineral exploration or mining activities, an Application for General Permit for Use, Consumption and Storage of Explosive (“GPCSE”) is required to be filed at the offices of the Secretariat of National Defense (“SEDENA”) under the guidelines of the Federal Explosives and Firearms Act. Under the Federal Mining Act, holders of mining concessions in Mexico have the right to the use of the water coming from the mining works. Certification of water rights and/or issuance of water rights concessions are required from the National Water Commission (“CONAGUA”) under the guidelines of the National Waters Act.

Fees or Bonding Requirements Necessary To Explore or Mine

As a pre-requisite for issuance of a CSUP, Article 118 of the Federal Sustainable Forestry Development Act provides the posting of a bond to the Mexican Forestry Fund for remediation, restoration and reforestation of the areas impacted by the mineral exploration activities.

As a pre-requisite for approval of Preventive Exploration Notice and Environmental Impact Assessment Study, the Federal Environmental Protection and Ecological Equilibrium Act and its Regulations require the posting of a bond to guarantee remediation and rehabilitation of the areas impacted by the mining activities.

Government Agencies Responsible For Any Applicable Permits

SEMARNAT is the office of the Federal Government of Mexico responsible for the review and issuance of a CSUP, the review of a Technical Justification Study and the filing of NOM-120. The Federal Attorney’s Office for the protection of the Environment is the enforcement branch of SEMARNAT responsible for the monitoring and enforcement of environmental laws and regulations. SEDENA is the office responsible for issuance of a GPCSE. CONAGUA is the office responsible for certification of water rights and issuance of water rights concessions.

Time Frame to Obtain Any Permit or Approval To Explore or Mine

NOM-120 is a notice to SEMARNAT only and has no prescribed processing time. Processing time for review and approval of a CSUP Application and Technical Justification Study varies depending on the workload of the SEMARNAT regional office where application is filed, but a processing time of four months is typical.

Processing time for review and approval of an Environmental Impact Assessment Study varies depending on workload of SEMARNAT regional office where application is filed, but a processing time of six months is typical. Processing time for issuance of a GPCSE by SEDENA is approximately six months. Processing time for issuance of a Water Rights Concession by CONAGUA is approximately six months.

DynaMexico Permits and Bonding Requirements

Exploration Permit: On June 28, 2010, DynaMexico filed a Preventive Exploration Notice (Preventive Exploration Notice) at the office of SEMARNAT in connection with contemplated mineral exploration activities at the La Prieta, San Pablo, La Purísima, La Unión, Tres Amigos and La Ceceña areas of the SJG Project. On July 21, 2010, SEMARNAT approved, for a term of 36 months, the execution of the mineral exploration activities at SJG set out in the Preventive Exploration Notice, as it determined that such activities fall within the framework of the NOM-120, subject to the following conditions: (a) filing and approval by SEMARNAT of a CSUP with respect to SJG (see below), and (b) posting of a bond in the amount of $134,487 Pesos to guarantee remediation and rehabilitation measures following the conclusion of the mineral exploration activities.

Change of Soil Use Permit

On August 9, 2010, DynaMexico filed at the offices of SEMARNAT a CSUP Application and Technical Justification Study to carry out certain mineral exploration activities set out in the Preventive Exploration Notice approved by SEMARNAT on July 21, 2010 (see above) at the La Prieta, San Pablo, La Purísima, La Unión, Tres Amigos and La Ceceña areas of SJG). On December 20, 2010, SEMARNAT approved the CSUP Application filed by DynaMexico with respect to SJG and authorized DynaMexico the execution of mineral exploration activities on 5.463 hectares of SJG for a term of 36 months, and it is continually renewed as required.

Water Rights Certification

On March 8, 2012 the Director of Water Administration of CONAGUA certified in writing the rights of DynaMexico to use, exploit and extract 1,000,000 cubic meters of water per year from the Company’s extraction infrastructure located in SJG. CONAGUA determined that DynaMexico’s water rights are not subject to any other water rights concession or any other water extraction restriction.

Bonding Requirements

Under the CSUP issued to DynaMexico on December 20, 2010, SEMARNAT imposed upon DynaMexico the obligation to post a bond in the amount of $116,911 Pesos for reforestation and remediation measures in SJG. The Company maintains a greenhouse of 20,000 trees which are used in the reforestation efforts as necessary.

Under Preventive Exploration Notice (Preventive Exploration Notice) approved by SEMARNAT on July 21, 2010, SEMARNAT imposed upon and DynaMexico complied, the obligation to post a bond in the amount of $134,487 Pesos, to guarantee remediation and rehabilitation measures following the conclusion of the mineral exploration activities. As required by US Generally Accepted Accounting Principles (“US GAAP”) the Company also has an asset retirement obligation recorded as of December 31, 2023 for the net present value of the cost to dismantle and dispose the plant and remove the tailings pond.

DynaMexico has sought and obtained all required environmental permits, temporary land occupation rights and consent letters from the regulatory agencies, local municipalities and the State of Sinaloa, in order to conduct its mining, production, exploration and drilling activities on the four main deposit areas at SJG. DynaMexico will be required to obtain further permits in order to conduct drilling in these four areas and the other areas, and in order to carry out future mining, milling, and production activities, and will timely obtain such permits, as and when required.

HISTORY OF SAN JOSE DE GRACIA

Production at San José de Gracia dates from the 1800’s and totals approximately one million ounces of gold mined from high-grade quartz veins. Large-scale mining in the camp began in 1870 and ended in 1910 with the onset of the Mexican Revolution. The majority of the production came from the Anglo, Rosario and La Cruz Mines on the Purisima Ridge trend, and from the La Prieta Mine on the La Prieta trend (reference Fig. 2). The remainder of the production was derived from as many as 60 smaller mines throughout the 12 square kilometer area, including the Palos Chinos, San Pablo, Tres Amigos, La Ceceña, Los Hilos, Santa Rosa, Veta Tierra, La Union, Santa Eduwiges, La Mochomera and La Parilla Mines.

This table presents the historic reported gold production for San Jose de Gracia prior to 1970:

Area	Gold Production (oz)	Gold Grade (g/t)	Mined Width (m)
Purisma Ridge Trend (includes the Anglo, Rosario, Jesus Maria and Laz Cruz Mines)	471,000	67.0	Unknown
La Prieta Trend (La Prieta Mine)	215,000	28.0	1.5 – 3 m
Other areas	300,000	Unknown	Unknown

It was not until the 1970’s when mining could resume at San José de Gracia, when the first road to SJG was opened, allowing Compaňia Rosarito to begin producing gold from the Palos Chinos, San Pablo, Tres Amigos and La Union mines.

Recent Ownership of the Property

By 1977, the underlying owners of the mining concessions and subsequent vendors to Minera Finisterre SA de CV. (“Finesterre”) succeeded in acquiring control of most of the district, and installed a 70 ton per day flotation concentrator. Finisterre subsequently acquired the property through option agreements with the underlying vendors and continued some exploration work, although most of its financial resources were expended in erecting a larger, 200 ton per day concentrator.

Golden Hemlock Explorations Ltd., a Canadian company, obtained an option to acquire majority control of Finisterre and commenced work on the property in 1997. The actual exploration and development work was performed by Perforaciónes Quest de Mexico (“PQM”), which was under contract to Finesterre, and whose efforts consisted primarily of core drilling, trenching and mapping. PQM completed a 63-hole, 6,000-meter core drilling program in 1997.

In 1998-1999, Pamicon Developments Ltd., a Canadian company, examined the results of the 1997 drilling program, including PQM’s technical work, in order to calculate possible mineral reserves, and to review the general status of the property. Results of this examination were presented in a report dated September 1999.

During the first half of 1999, DynaResource, Inc. and its agents arranged to collect samples for metallurgical testing. In June of 2000, DynaResource formed its subsidiary DynaMexico, in order to acquire and consolidate ownership of the San Jose de Gracia Project. By December 2003, DynaMexico had completed the acquisition of and consolidation of 100% of the San Jose de Gracia Project from Golden Hemlock and Finisterre -- with the sole exception of the San Miguel mining concession.

Test Mining Operations

The Company has not determined mineral reserves and the test mining program is exploratory in nature. The Company has started extraction in identified areas after analysis of the results from the drilling program that was recommenced in 2021. All mines are underground and the ore is hard rock that needs to be blasted, removed from the mine and taken to the test mill to be crushed and ground before gold concentrate can be extracted.

Summary of Test Mining and Pilot Mill Operations for 2018 to 2023:

	Estimated Total Tonnes Mined &	Estimated Reported Mill Feed Grade	Estimated Reported Recovery	Estimated Gross Gold Concentrates Recovered	Estimated Net Gold Concentrates Sold
Year	Processed	(g/t Au)%		(Au oz.)	(Au oz.)
2018	52,038	9.82	86.11%	14,147	13,418
2019	66,031	5.81	86.86%	10,646	9,713
2020	44,218	5.65	87.31%	7,001	5,828
2021	97,088	9.67	88.79%	26,728	22,566
2022	137,740	8.18	88.05%	31,905	25,554
2023	198,518	5.58	76.50%	27,252	24,829

Test pilot operations in 2023 yielded 198,518 tonnes of material, mined and processed from underground test mining activity and pilot milling operations. These test pilot operations also yielded approximately a reported 27,252 gross ounces of gold, and net of dry weight adjustments at the buyer’s facilities of approximately a reported 24,829 ounces of gold.

Infrastructure Improvements, Expansion and Increased Output (2017 To 2023)

As part of the Company’s test mining activities, the Company continues to upgrade the facilities and the pilot mill. Significant improvements have been made such that the condition of the equipment is new, relatively new or in good condition. The Company has three ball mills of which the two largest are currently running 800 tons per 24-hour day at the end of 2023. The third is currently being used as a regrind mill.

The Company continues its exploration at San Jose de Gracía, in order to increase production of gold ounces. Since January 2015 startup of the test mining and milling activities, the Company has increased daily output from an initial 75 tons per 24-hour operating day to a capacity of 800 tons per 24-hour operating day at the end of 2023.

Since January 2017, the Company has expended approximately $28.3 million USD in non-recurring costs, generally classified as project improvements and expansion costs which have been expensed in the Company’s financial statements. These funds have been provided primarily from cash flows from operations.

Of the approximately $28.3 million in non-recurring costs, the Company has spent the following on facilities expansion:

Mill Expansion	$7,893,000
Tailings Pond Expansion	1,464,000
Machinery and Equipment	3,165,000
Mining Camp Expansion	272,000
Total	$12,794,000

The Company has spent the following amounts on mine development:

Mine Development - San Pablo	$4,968,000
Mine Expansion - San Pablo East	915,000
Mine Expansion - Tres Amigos	1,599,000
Exploration Drilling	5,000,000
SJG Mining Concessions	2,014,000
Surface Rights and Permitting	1,042,000
Total	$15,538,000

The Company is currently reporting all costs of test mining operations, project improvements, and project expansion as expenses in accordance with the United States Securities & Exchange Commission requirements for an exploration stage company. The result of expensing all costs is that the Company has accumulated a net loss carry-forward from México operations of $22.0 million USD which is available to offset future taxable earnings.

The Company is performing exploration drilling to further define mineralization and in 2023 and 2022 expended $2,514,544 and $2,484,072, respectively, for this drilling.

The Company is currently an exploration stage issuer and is reporting all costs of mine operations, improvements, and expansion as expenses in accordance with Section 1300 of Regulation S-K and US GAAP requirements, and therefore the above costs are not reflected as capitalized assets on the Company’s balance sheet.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Topography, Physiography, and Vegetation

The topography of the San José de Gracia district is generally rugged with elevations varying from 400 meters in the valley bottoms to over 1600 meters in the higher Sierra. A network of small roads and tracks winds around areas nearer the old workings at San José de Gracia. Access to the remainder of the large property at the current stage of development is difficult without the use of horse or helicopter.

The SJG Project can be accessed by road, from either the City of Culiacan or the City of Guamuchil. Either route goes through the small town of Sinaloa de Leyva, then from Sinaloa de Leyva by gravel mountainous road to the village of San José de Gracia (population 750), which covers approximately 90 kilometers and is roughly a five-hour trip.

The SJG Project can also be accessed by air. A gravel airstrip is located adjacent to the San Jose de Gracia Village. The airstrip is suitable for light aircraft and charter flights of 45 minutes duration are available from the cities of Los Mochis or Culiacan. Much of the labor for mining and production activities of DynaMexico is provided by the local community of SJG.

Climate and Operating Season

The climate is semi-tropical with a rainy season dominating June and July. For some activities on the SJG project, operations may be suspended during the rainy season.

MINERAL PROCESSING AND METALLURGICAL TESTING

Bulk Sample, Hazen Process Development Metallurgical Report

Ore and existing mill tailings samples were collected prior to DynaMexico’s acquisition and consolidation of San Jose de Gracia. The ore samples consisted of a bulk (about 500 kg) of stockpiled ore from the lower adit of the Tres Amigos mine (intercept of the Tres Amigos and Orange Tree veins). In addition, approximately 100 kg of ore as a bulk sample was taken from the surface at the Gossan Cap area. Three additional ore samples (approximately 5-15 kg each) were assembled from splits of the cores from several of the 1997 drilling program core holes to develop samples representing different ore types for testing. These included: 1) composite drill cores from Palos Chinos, 2) massive sulfide from the Tres Amigos vein and 3) disseminated, nonsurprise mineralized zones at the bottom of several Tres Amigos core holes. The logic was that major exploratory test work to define a metallurgical process would be done on the bulk sample from the adit at Tres Amigos and the other samples would have limited testing done at the selected metallurgical process conditions to verify the performance of the selected metallurgical process circuit on other types of San José mineralization. Finally, several bulk samples (50-100 kg) of existing tailings from the Rosarito mill and the old Rosarito mill were collected and used to conduct flotation, gravity, and limited leachability test work on the tailings.” Samples were shipped to the laboratory of Carbonyx Carbon Technologies in Plano, Texas where in 2000 and 2001 two separate preliminary test programs were conducted, one for the tailings, and the other for a portion of the bulk Tres Amigos ore. The Company developed a concept for the metallurgical processing to produce both gravity and flotation concentrates (rougher and cleaner). The tests confirmed a metallurgical flow sheet to be utilized at San José to recover up to 90% of the feed gold into the concentrates. The above “in-house” testing established a preliminary flowsheet for a mill circuit for processing either primary ore or for reprocessing the existing tailings. Subsequently Hazen Research Laboratories of Golden, Colorado (“Hazen”) was engaged to provide independent verification of the in-house work and carry out additional optimization test work. Lockwood Greene/ Mr. Henderson prepared and verified completion of the scope of work.

In summary, various interim reports and the final metallurgical report, the Official Hazen Test Report, (“Hazen Report”)” provided results as follows:

1.
The initial gravity beneficiation/flotation test work on the Tres Amigos and Gossan Cap bulk ore samples were very encouraging with up to 80% recovery of the feed gold into the gravity concentrates while maintaining a minimum concentrate grade of 100 g Au/t ;
2.
The existing tailings samples (feed grades of 3 -8 g Au/t) returned similar recovery results, but had to be cleaned to produce a final concentrate with > 100 g Au/t ;
3.
The overall gold recoveries into the gravity cleaner concentrate still were in excess of 50% of the total feed gold;
4.
Flotation tests on primary ore samples resulted in recoveries of 85 - 90% of the feed gold into the rougher concentrates, however, recoveries after cleaning (to get > 100 g Au/t grade) dropped to the 65-75% range.

A combination circuit of a gravity pre-concentration stage with flotation on the gravity tailings indicated the potential to recover > 90% of the feed gold into the gravity concentrate, the rougher flotation and the cleaner flotation concentrates while maintaining a 100 g Au/t grade in all of the concentrates.

EXPLORATION

DynaResource uses a multiple phase method of exploration. The initial activity consists of surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. Geological mapping and samples have been collected in the past and sent for laboratory analysis by the Company. The prospects are then catalogued and prioritized for drilling.

Since January 2021, seven areas have been drill-tested. They are: Tres Amigos, La Union, San Pablo, Tepehuaje, La Ceceña, Palos Chinos and La Mochomera. Since 2021, 241 holes for approximately 53,285 meters of diamond drilling has been completed and approximately 33,566 core samples were collected of which approximately 1,175 quality assurance/quality control (“QA/QC”) samples were shipped for laboratory analysis and verification.

Exploration and Drilling Protocol

The Company’s internal controls are designed to provide reasonable assurance that information and processes utilized in assessing its exploration results and resource estimates are reasonable and in line with industry best practices. These internal controls include QA/QC in the collection, analysis, verification, storage, reporting and use of drillhole, assay, metallurgical and other technical and scientific information, including the following internal control protocols in place for exploration data:

5.
Written procedures and guidelines to support preferred sampling methods and approaches, with periodic compliance reviews of adherence to such written procedures and guidelines;
6.
Maintenance of a complete chain-of-custody, ensuring the traceability and integrity of the samples at all handling stages from collection, transportation, sample preparation and analysis to long-term sample storage;
7.
Geological logs are checked and verified, and there is a physical sign-off to attest to the validation protocol required;
8.
Quality control checks on collar and downhole survey data for errors or significant deviations;
9.
Third-party fully certified labs are used for assays used in public disclosure or resource models;
10.
Appropriate types of quality control samples are inserted into the sample stream at appropriate frequencies to assess analytical data quality;
11.
Regular inspection of analytical and sample preparation facilities by appropriately experienced personnel;
12.
QA/QC data are regularly verified to ensure that outliers, sample mix-ups, contamination, or laboratory biases during the sample preparation and analysis steps are correctly identified, mitigated or remediated. Changes to database entries are required to be documented;
13.
Database upload and verification procedures to ensure the accuracy and integrity of the data being entered into the project database. These are typically performed using software data-checking routines. Changes to database entries are required to be documented. Data are subject to regular backups.

EXPLORATION PLANS FOR 2024

The Company plans to continue its exploration drilling program with two to six rigs on site. Management and geologists will make decisions based on capital available, the drill results, corporate strategies and market conditions, surface mapping, sampling and target generation. The Company has contracted with a "Qualified Person" within the meaning of subpart 1300 of Regulation S-K to interpret the data collected for a formal mineral resource analysis.